UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41713

ATS CORPORATION

(Translation of registrant’s name into English)

730 Fountain Street North

Building 3

Cambridge, Ontario N3H 4R7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s Registration Statements on Form F-10 (File No. 333-272138) and Form S-8 (File No. 333-273050).

EXHIBIT INDEX

99.1	Notice of Meeting and Management Information Circular.

99.2	Notice of Proxy Materials.

99.3	Voter Instruction Form.

99.4	Form of Proxy.

99.5	Lumi Virtual Meeting Guide.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATS CORPORATION (Registrant)

Date: July 5, 2023	By:	/s/ Stewart McCuaig
Name: Stewart McCuaig
Title: Vice President, General Counsel

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